Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Kenworth Expands Natural Gas Truck Line with T440 Powered by ISL G

     New Model Targets Local and Regional Haul plus Vocational Applications

     VANCOUVER, March 24 /CNW/ - Cummins Westport Inc. ("CWI"), a leading provider of high-performance, alternative fuel engines for the global market, announced today that Kenworth Truck Company has added the T440 Natural Gas
Truck to its line of industry-leading green products. The Kenworth T440 natural gas model is powered by the Cummins Westport ISL G engine.
     "There is growing demand in CNG and LNG vehicles across the United States and Canada. The natural gas powered Kenworth T440 offers outstanding horsepower, torque and performance and provides an excellent, low-emission and cost-effective transportation solution for local and regional haul fleets. The tight turning radius and lightweight chassis also make the T440 natural gas vehicle an excellent choice in a mixer or dump application," said Gary Moore,
Kenworth assistant general manager for marketing and sales.
     The Kenworth T440 natural gas model is available now for order and is focused on local and regional haul and vocational. The Kenworth Extended Day
Cab and Kenworth 38-inch AeroCab(R) FlatTop sleeper are available as options.
The Kenworth T440 offers excellent value, productivity and aerodynamics to fleet and truck operators. The T440 has a gross vehicle weight (GVW) ranging from a heavy Class 7 vehicle at 33,000 lbs. up to a light Class 8 truck at
68,000 lbs. and is available with 12,000 to 22,000 lb. rated front axles,
21,000 to 26,000 lb. rated single rear axles, and 40,000 to 46,000 lb. rated tandem rear axles. Other key features include an aerodynamic sloped hood and
3-piece bumper; best-in-class forward lighting with Halogen projector headlamps; high-quality multiplexed dash, and Kenworth Driver Information
Center.
     The ISL G engine operates on either CNG or LNG, both of which are cost effective, low carbon, and low emissions fuels. Rated at 320 hp and 1,000 lb-ft of torque, the ISL G is 2010 compliant without the use of selective catalytic reduction (SCR) or a diesel particulate filter (DPF). CNG and LNG fuel tanks can be configured to suit customer applications and range requirements.

     About Kenworth Truck Company

     Kenworth Truck Company is the manufacturer of The World's Best(R) heavy and medium duty trucks. Kenworth is an industry leader in providing fuel-saving technology solutions that help increase fuel efficiency and reduce emissions. The company's dedication to the green fleet includes aerodynamic trucks, liquefied and compressed natural gas trucks, and medium duty diesel-electric hybrids. Kenworth is the recipient of the 2009 J.D. Power and
Associates awards for Highest in Customer Satisfaction for both Over the Road
Segment and Pickup and Delivery Segment Class 8 Trucks, and for Heavy Duty
Dealer Service. Kenworth's Internet home page is at www.kenworth.com.
Kenworth. A PACCAR Company.

     About Cummins Westport Inc.

     Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. CWI is a joint venture of Cummins Inc.
(NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc.
(NASDAQ:WPRT / TSX:WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

     Note: This document contains forward-looking statements about Cummins
Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and availability of Cummins Westport products, and other risk factors discussed in Westport
Innovations Inc. most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins
Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Inquiries: Cummins Westport Inc., Westport
Innovations Inc., Darren Seed, Vice President, Investor Relations &
Communications, Phone: (604) 718-2046, Email: invest(at)westport.com, Web:
www.westport.com; Cummins Inc., Mark Land, Public Relations Director, Phone:
(317) 610-2456, Email: mark.d.land(at)Cummins.com, Web: www.cummins.com/
     (WPRT WPT.)

CO:  Cummins Westport Inc.; Westport Innovations Inc.; Green News

CNW 16:05e 24-MAR-10